600 Third Avenue 39th Floor New York, NY 10016 USA	Tel: +1 212-251-1199 Fax: +1 212-251-1180 E-mail: jsmall@intlseas.com	James D. Small III Chief Administrative Officer, Senior Vice President, Secretary & General Counsel

May 14, 2018

VIA EDGAR CORRESPONDENCE

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	International Seaways, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed April 17, 2018
Registration No. 333-224313

Dear Ms. Nicholson:

On behalf of International Seaways, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 7, 2018 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-3 filed on April 17, 2018 (the “Registration Statement”).

The Company has filed with the Commission today a pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter, via EDGAR. Amendment No. 1 reflects the changes made in response to the Comment Letter and other changes that are intended to update and clarify the information contained therein. A marked copy of Amendment No. 1, which shows changes from the Registration Statement, is being submitted supplementally for the convenience of the Staff.

Ms. Laura Nicholson

May 14, 2018

The numbered responses that follow relate to the comments set forth in the Comment Letter, which are reproduced in bold below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1, as applicable. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 1.

Cover Page

1.	Please refer to footnote 1. We note your disclosure that “[s]ecurities registered hereunder may be sold separately, together or as units with other securities registered hereunder.” Please revise the registration statement to register the offering of units, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the units. Alternatively, please confirm that you will not be offering any units and revise this footnote accordingly.

The Company will not be offering any units and has deleted the reference to units in footnote 1 to the table titled “Calculation of the Registration Fee.”

Description of Preferred Stock, page 15

2.	We note your disclosure in the first paragraph that no preferred stock is outstanding. We also note your reference to identifying selling security holders in a prospectus supplement. Please delete such reference as you do not appear to comply with the requirements of Rule 430B(b)(2) of the Securities Act of 1933 or, alternatively, please advise.

The Company has deleted the reference to identifying selling security holders in a prospectus supplement on page 15 of Amendment No. 1.

If you have any questions concerning the matters discussed in this letter, please feel free to contact me.

Very truly yours,

/s/ James D. Small III

James D. Small III

cc:	Lois K. Zabrocky

President & CEO, International Seaways

Jeffrey D. Pribor

Senior Vice President and Chief Financial Officer

Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton